SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 12 February 2008
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      ☑      Form 40-F     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      ☐      No      ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc
By:	/s/ David C Forward
David C Forward
Assistant Secretary
Date: 12 February 2008
National Grid plc hereby furnishes to the U.S. Securities and Exchange Commission (Commission), financial statement information reported on Form 6-K for Niagara Mohawk Power Corporation (Niagara Mohawk), its indirect wholly owned US subsidiary. This Form 6-K is being furnished to the Commission solely to comply with the requirements of Section 4.03 of a Senior Notes Indenture dated June 30, 1998 (Indenture) relating to Niagara Mohawk’s outstanding 7 3/4% Series of Senior Notes (Senior Notes), which are described in Part II, Item 8. Financial Statements and Supplementary Data — Note E — Long-term debt in Niagara Mohawk’s annual report on Form 10-K for the fiscal year ended March 31, 2007. Form 6-K will cease immediately upon the repayment of the Senior Notes on October 1, 2008.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Condensed Consolidated Statements of Operations
(In thousands of dollars)
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Operating revenues:
Electric	$832,510	$797,838	$2,497,329	$2,419,052
Gas	203,744	205,631	489,493	479,466

Total operating revenues	1,036,254	1,003,469	2,986,822	2,898,518

Operating expenses:
Purchased electricity	342,044	327,173	1,024,046	1,014,943
Purchased gas	131,627	132,665	299,367	290,883
Other operation and maintenance	194,415	238,355	604,792	581,651
Depreciation and amortization	54,650	52,775	162,774	157,455
Amortization of stranded costs and rate plan deferrals	120,733	98,729	362,198	296,188
Other taxes	43,288	41,826	153,071	155,881
Income taxes	37,067	19,726	83,803	89,461

Total operating expenses	923,824	911,249	2,690,051	2,586,462

Operating income	112,430	92,220	296,771	312,056
Other deductions, net	(2,003)	(929)	(4,222)	(4,751)

Operating and other income	110,427	91,291	292,549	307,305

Interest:
Interest on long-term debt	20,798	24,731	64,046	76,780
Interest on debt to associated companies	19,384	22,183	58,324	65,201
Other interest	6,569	7,100	28,491	16,854

Total interest expense	46,751	54,014	150,861	158,835

Net income	63,676	37,277	141,688	148,470

Dividends on preferred stock	407	407	1,219	1,219

Income available to common shareholder	$63,269	$36,870	$140,469	$147,251

Condensed Consolidated Statements of Comprehensive Income (In thousands of dollars) (UNAUDITED)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Net income	$63,676	$37,277	$141,688	$148,470

Other comprehensive income (loss), net of taxes:
Unrealized gains (losses) on securities	(1,009)	187	(521)	408
Hedging activity	(5,103)	(4,253)	(23,645)	(27,636)
Amortization of unrealized postretirement benefit costs	13	—	83	—
Reclassification adjustment for (gains) losses included in net income	12,773	12,204	18,695	13,772

Total other comprehensive income (loss)	6,674	8,138	(5,388)	(13,456)

Comprehensive income	$70,350	$45,415	$136,300	$135,014

Per share data is not relevant because Niagara Mohawk’s common stock is wholly-owned by Niagara Mohawk Holdings, Inc.
The accompanying notes are an integral part of these financial statements

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Condensed Consolidated Statements of Retained Earnings
(In thousands of dollars)
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Retained earnings at beginning of period	$1,045,495	$899,118	$976,688	$788,737
Adoption of new accounting standard FIN 48	—	—	(8,393)	—

Adjusted balance at beginning of period	1,045,495	899,118	968,295	788,737
Net income	63,676	37,277	141,688	148,470
Dividends on preferred stock	(407)	(407)	(1,219)	(1,219)

Retained earnings at end of period	$1,108,764	$935,988	$1,108,764	$935,988

The accompanying notes are an integral part of these financial statements

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Condensed Consolidated Balance Sheets
(In thousands of dollars)
(UNAUDITED)

	December 31,	March 31,
	2007	2007

ASSETS
Utility plant, at original cost:
Electric plant	$6,033,173	$5,854,677
Gas plant	1,658,380	1,617,848
Common plant	292,764	288,837

Total utility plant	7,984,317	7,761,362
Less: Accumulated depreciation and amortization	2,420,702	2,318,967

Net utility plant	5,563,615	5,442,395

Goodwill	1,291,911	1,242,461
Other property and investments	48,901	47,506

Current assets:
Cash and cash equivalents	23,169	15,746
Restricted cash	56,845	37,648
Accounts receivable (less reserves of $132,140 and $126,619, respectively, and including receivables from associated companies of $7,571 and $10,232, respectively)	575,425	670,548
Materials and supplies, at average cost:
Gas storage	85,210	4,277
Other	27,581	27,926
Derivative instruments	1,359	7,945
Prepaid taxes	45,152	75,573
Current deferred income taxes	107,485	107,774
Regulatory asset – swap contracts	95,562	221,540
Other	11,081	14,595

Total current assets	1,028,869	1,183,572

Regulatory and other non-current assets:
Regulatory assets:
Merger rate plan stranded costs	1,990,887	2,220,179
Swap contracts regulatory asset	—	46,500
Regulatory tax asset	110,849	100,765
Deferred environmental remediation costs	427,708	397,407
Pension and postretirement benefit plans	993,038	1,028,129
Loss on reacquired debt	46,316	51,975
Other	269,831	379,257

Total regulatory assets	3,838,629	4,224,212
Other non-current assets	24,394	26,609

Total regulatory and other non-current assets	3,863,023	4,250,821

Total assets	$11,796,319	$12,166,755

The accompanying notes are an integral part of these financial statements.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Condensed Consolidated Balance Sheets
(In thousands of dollars)
(UNAUDITED)

	December 31,	March 31,
	2007	2007

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stockholders’ equity:
Common stock ($1 par value)
Authorized - 250,000,000 shares
Issued and outstanding - 187,364,863 shares	$187,365	$187,365
Additional paid-in capital	2,913,140	2,913,384
Accumulated other comprehensive income (loss)	(5,446)	(58)
Retained earnings	1,108,764	976,688

Total common stockholders’ equity	4,203,823	4,077,379
Preferred equity:
Cumulative preferred stock ($100 par value, optionally redeemable)
Authorized - 3,400,000 shares
Issued and outstanding – 289,630 and 411,715 shares, respectively	28,963	41,170
Long-term debt	649,352	1,249,194
Long-term debt to affiliates	1,200,000	1,200,000

Total capitalization	6,082,138	6,567,743

Current liabilities:
Accounts payable (including payables to associated companies of $75,235 and $37,767, respectively)	349,644	330,976
Customers’ deposits	34,129	37,819
Accrued interest	30,214	56,625
Accrued taxes	3,423	30,343
Short-term debt to affiliates	422,200	395,300
Current portion of liability for swap contracts	95,562	221,540
Current portion of long-term debt	600,000	200,000
Derivative instruments	15,967	—
Other	94,948	105,886

Total current liabilities	1,646,087	1,378,489

Other non-current liabilities:
Accumulated deferred income taxes	1,583,747	1,694,047
Liability for swap contracts	—	46,500
Employee pension and other benefits	759,639	996,006
Liability for environmental remediation costs	427,708	397,407
Nuclear fuel disposal costs	163,767	158,196
Cost of removal regulatory liability	365,146	350,073
Deferred credits related to income taxes	164,143	—
Other	603,944	578,294

Total other non-current liabilities	4,068,094	4,220,523

Commitments and contingencies (Note C)	—	—

Total capitalization and liabilities	$11,796,319	$12,166,755

The accompanying notes are an integral part of these financial statements.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Condensed Consolidated Statements of Cash Flows
(In thousands of dollars)
(UNAUDITED)

	Nine Months Ended December 31,
	2007	2006

Operating activities:
Net income	$141,688	$148,470
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	162,774	157,455
Amortization of stranded costs and rate plan deferrals	362,198	296,188
Provision for deferred income taxes	(75,935)	74,001
Changes in operating assets and liabilities:
Net accounts receivable	95,123	104,213
Materials and supplies	(80,588)	(69,688)
Regulatory assets	(103,660)	(153,159)
Prepaid taxes	30,421	(70,347)
Accounts payable and accrued expenses	2,059	41,270
Accrued interest and taxes	(44,848)	(104,434)
Other, net	(7,060)	43,605

Net cash provided by operating activities	482,172	467,574

Investing activities:
Construction additions	(267,935)	(263,956)
Change in restricted cash	(19,197)	(46,506)
Other investments	(1,381)	(10,500)
Other, net	534	26,906

Net cash used in investing activities	(287,979)	(294,056)

Financing activities:
Dividends paid on preferred stock	(1,219)	(1,219)
Redemption of preferred stock	(12,451)	—
Reductions in long-term debt	(200,000)	(275,923)
Net change in short-term debt to affiliates	26,900	110,400

Net cash used in financing activities	(186,770)	(166,742)

Net increase in cash and cash equivalents	7,423	6,776
Cash and cash equivalents, beginning of period	15,746	10,847

Cash and cash equivalents, end of period	$23,169	$17,623

Supplemental disclosures of cash flow information:
Interest paid	$182,681	$193,334
Income taxes paid	$99,757	$168,966
The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation:
Niagara Mohawk Power Corporation and subsidiary companies (Niagara Mohawk), in the opinion of management, have included all adjustments (which include normal recurring adjustments) necessary for a fair statement of the results of operations for the interim periods presented. The March 31, 2007 Condensed Consolidated Balance Sheet data included in this quarterly report on Form 6-K was derived from audited financial statements included in Niagara Mohawk’s Annual Report on Form 10-K for the year ended March 31, 2007. The December 31, 2007 Condensed Consolidated Balance Sheet included in this Form 6-K is unaudited, as it does not contain all of the footnote disclosures contained in Niagara Mohawk’s Annual Report on Form 10-K. These financial statements and the notes thereto should be read in conjunction with the audited financial statements included in Niagara Mohawk’s Annual Report on Form 10-K for the year ended March 31, 2007.
Due to weather patterns in Niagara Mohawk’s service territory, electric sales tend to be substantially higher in summer and winter months and gas sales tend to peak in the winter. Notwithstanding other factors, Niagara Mohawk’s quarterly net income will generally fluctuate accordingly. Niagara Mohawk’s earnings for the three-month and nine-month periods ended December 31, 2007 may not be indicative of earnings for all or any part of the balance of the fiscal year.
Niagara Mohawk is a wholly owned subsidiary of Niagara Mohawk Holdings, Inc. (Holdings) and, indirectly, of National Grid plc.
On August 24, 2007, National Grid plc acquired KeySpan Corporation (KeySpan). See Niagara Mohawk’s Annual Report on Form 10-K for the year ended March 31, 2007 for further discussion of the acquisition.
Reclassifications:
Certain amounts from prior years have been reclassified in the accompanying consolidated financial statements to conform to the current year presentation.
New Accounting Standards:
In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure for uncertain tax positions taken or expected to be taken in income tax returns. The cumulative effect of applying the provision of this interpretation is required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006. Niagara Mohawk adopted FIN 48 on April 1, 2007. See Note G – Income Taxes.
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value measurements in financial reporting. While the standard does not expand the use of fair value in any new circumstance, it has applicability to several current accounting standards that require or permit entities to measure assets and liabilities at fair value. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles in the United States of America (GAAP) and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Niagara Mohawk is currently evaluating SFAS No. 157 and at this time cannot determine the full impact that the potential requirements may have on its financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of SFAS No. 115.” This statement permits companies to choose to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Niagara Mohawk is evaluating the impact that the adoption of SFAS No. 159 will have on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements.” The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS No. 160 is not expected to have any impact on Niagara Mohawk’s financial statements.
NOTE B – RATE AND REGULATORY ISSUES
General:
Niagara Mohawk’s financial statements conform to GAAP, including the accounting principles for rate-regulated entities with respect to its regulated operations. Niagara Mohawk applies the provisions of SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation.” In accordance with SFAS No. 71, Niagara Mohawk records regulatory assets (expenses deferred for future recovery from customers) and regulatory liabilities (revenues collected for future payment of expenses or for return to customers) on the balance sheet. Niagara Mohawk’s regulatory assets were approximately $3.9 billion as of December 31, 2007 and $4.4 billion as of March 31, 2007. These regulatory assets are probable of recovery under Niagara Mohawk’s Merger Rate Plan (MRP) and Gas Multi-Year Rate and Restructuring Agreement. Niagara Mohawk is earning a return on most of its regulatory assets under its MRP. Niagara Mohawk believes that the prices it will charge for electric service in the future, including the Competitive Transition Charges (CTCs), will be sufficient to recover and earn a return on the MRP’s stranded regulatory assets over their planned amortization periods, assuming no unforeseen reduction in load or bypass of the CTCs. Niagara Mohawk’s ongoing electric business continues to be rate-regulated on a cost-of-service basis under the MRP and, accordingly, Niagara Mohawk continues to apply SFAS No. 71 to it. In addition, Niagara Mohawk’s Independent Power Producer (IPP) contracts, and the Purchase Power Agreements entered into when Niagara Mohawk exited the power generation business, continue to be the obligations of the regulated business.
Niagara Mohawk has eight indexed swap contracts recorded as a liability and corresponding regulatory asset in the amount of $96 million and $268 million at December 31, 2007 and March 31, 2007, respectively. These swap contracts expire in June 2008 and are reported as a current liability and current regulatory asset on Niagara Mohawk’s balance sheet at December 31, 2007.
In the event Niagara Mohawk determines, as a result of lower than expected revenues and (or) higher than expected costs, that its net regulatory assets are not probable of recovery, it can no longer apply the principles of SFAS No. 71 and would be required to record an after-tax, non-cash charge against income for any remaining regulatory assets and liabilities. If Niagara Mohawk could no longer apply SFAS No. 71, the resulting charge would be material to Niagara Mohawk’s reported financial condition and results of operations.
Niagara Mohawk noted no such changes in the regulatory environment that would cause a change in the financial condition and results of operations.
Deferral Audit:
As reported in Niagara Mohawk’s Form 10-K, Niagara Mohawk and the other parties to the deferral audit associated with Niagara Mohawk’s second CTC reset filing executed and filed with the New York State Public Service Commission (PSC) on March 23, 2007, a Stipulation of the Parties (Stipulation) setting forth the resolution of the issues associated with the deferral audit. PSC approved this stipulation on July 19, 2007 without change.
Certain deferral account balances as of June 30, 2005 remain subject to audit by the Department of Public Service Staff (Staff). The Stipulation also clarifies going forward procedures for recording, reporting and auditing of certain other deferrals authorized for recovery from or refund to customers.
Third CTC reset and Deferral Account filings:
The biannual deferral account filing included in the third CTC reset was made on August 1, 2007 for deferral balances as of June 30, 2007 and projected deferrals through December 31, 2009. Any differences in the final deferral from balances authorized to be reflected in rates and the approved recovery level would be reflected in the next CTC reset filing and resulting rates to customers that take effect after 2009.
Niagara Mohawk agreed, in its comments filed in this proceeding on October 31, 2007, to adjust rates submitted in its August 1 filing to reflect a proposal by the parties in the proceeding which will accelerate the KeySpan Follow-on Merger Credit allocable to Niagara Mohawk’s electric customers. This proposal will credit electric customers over the next two years the net present value of the KeySpan Follow-on Merger Credit that otherwise would have been credited over the four years remaining on the term of the MRP. However, the amount of savings credited to electric and gas customers is subject to future adjustment upon a final PSC decision on Niagara Mohawk’s Follow-on Merger Credit Compliance Filing and Request for Approval regarding the KeySpan synergy savings allocable to Niagara Mohawk and its customers submitted in this proceeding. A PSC order establishing the amount of deferral account recovery that will be reflected in the rates during 2008-2009 was approved on December 17, 2007 at $124 million per calendar year. This represents a reduction in rates charged to customers of $76 million per year from the $200 million per year currently being collected under rates approved in the second CTC reset proceeding.
Service Quality Penalties:
In connection with its MRP, Niagara Mohawk is subject to maintaining certain service quality standards. Service quality measures focus on eleven categories including safety targets related to gas operations, electric reliability measures related to outages, residential and business customer satisfaction, meter reads, customer call response times, and administration of the Low-Income Customer Assistance Program. If a prescribed standard is not satisfied, Niagara Mohawk may incur a penalty, with the penalty amount applied as a credit or refund to customers.
The MRP includes provisions related to frequency and duration of outages that causes the annual $4.4 million penalty associated with these standards to be doubled under certain circumstances when penalties have been incurred in the current year and two of the last four years. In calendar year 2006, Niagara Mohawk incurred a $4.4 million penalty related to outage frequency, which it recorded in fiscal year 2007. Similar penalties were incurred in the two prior years. Based on this performance and consistent with the terms of the MRP, the PSC on November 7, 2007 doubled the penalty associated with outage frequency to $8.8 million per year. In September 2007, the Commission also modified the MRP, in the context of the KeySpan merger proceeding, to add an additional incremental $4.4 million penalty exposure for each consecutive year Niagara Mohawk misses the target for a doubled penalty.
Niagara Mohawk has recorded service quality penalty expenses of $14.5 million for the nine months ended December 31, 2007.
Asset Condition and Capital Investment Plan:
On October 22, 2007, Niagara Mohawk filed with the PSC reports on its asset condition and capital investment plan for its electric transmission and distribution system. Niagara Mohawk’s plan involves significant investment in capital improvements over the projections initially included in its MRP. In the order approving the KeySpan merger, the PSC found that the rate impacts associated with certain incremental investments during the remaining period of the MRP would be limited to 50% of the total rate impact as ultimately determined by the PSC.
On December 22, 2007, Niagara Mohawk filed with the PSC a Petition for Special Ratemaking seeking authorization to defer for later rate recovery 50% of the revenue requirement impact during calendar year 2008 of specified capital programs and operating expenses that are directly associated with these programs. The amount of the requested deferral is projected to be approximately $4.6 million in calendar year 2008. Niagara Mohawk plans to file annually requesting deferral recovery of 50% or more of the annual revenue requirement associated with certain capital investments and associated operating expenses through the end of 2011.
Financial Protections:
Niagara Mohawk made a filing on November 19, 2007 proposing certain financial protections for Niagara Mohawk as required by the PSC in the order approving the KeySpan Merger and made an additional filing with the PSC regarding these protections. The protections currently provide, among other things, for restrictions on the payment of common dividends if certain credit ratings are not maintained by Niagara Mohawk or National Grid plc; credits to Niagara Mohawk’s deferral account of any incremental increase in interest expense due to a decline in Niagara Mohawk’s bond rating; a prohibition with respect to certain types of cross-default provisions; and the implementation of a class of preferred stock having one share, subordinate to any existing preferred stock, that would have voting rights which limit Niagara Mohawk’s right to commence any voluntary bankruptcy, liquidation, receivership or similar proceeding without the consent of such share of stock. The PSC is expected to act on these financial protections by the end of the first quarter of 2008.
Filing Requirements and Records Retention Audit:
On October 30, 2007, the Federal Energy Regulatory Commission (FERC) issued an order directing its staff to audit Niagara Mohawk’s practices with respect to its compliance with FERC’s tariff and contract filing requirements and records retention requirements. The order comes out of a series of filings Niagara Mohawk made in 2007 for contracts that previously were viewed to be not FERC jurisdictional but were later determined to be FERC jurisdictional. The audit is anticipated to continue through the third calendar quarter of 2008. Although FERC may order refunds or civil penalties as sanctions in appropriate cases, the majority of audits of which Niagara Mohawk is aware have resulted in the imposition of compliance plans.
NOTE C – COMMITMENTS AND CONTINGENCIES
Environmental Contingencies:
The normal ongoing operations and historic activities of Niagara Mohawk are subject to various federal, state and local environmental laws and regulations. Like many other industrial companies, Niagara Mohawk’s transmission and distribution businesses use or generate some hazardous and potentially hazardous wastes and by-products. Under federal and state Superfund laws, potential liability for the historic contamination of property may be imposed on responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred.
The U.S. Environmental Protection Agency (EPA), New York Department of Environmental Conservation (DEC), as well as private entities have alleged that Niagara Mohawk is a potentially responsible party under state or federal law for the remediation of an aggregate of approximately 85 sites, including 47 which are Company-owned. Niagara Mohawk’s most significant liabilities relate to former manufactured gas plant (MGP) facilities formerly owned or operated by Niagara Mohawk’s previous owners. Niagara Mohawk is currently investigating and remediating, as necessary, those MGP sites and certain other properties under agreements with the EPA and DEC.
Niagara Mohawk believes that obligations imposed on Niagara Mohawk because of the environmental laws will not have a material result on operations or its financial condition. Niagara Mohawk’s MRP provides for the continued application of deferral accounting for variations in spending from amounts provided in rates related to these environmental obligations. As a result, Niagara Mohawk has recorded a regulatory asset representing the investigation, remediation and monitoring obligations it expects to recover from ratepayers.
Niagara Mohawk is pursuing claims against other potentially responsible parties to recover investigation and remediation costs it believes are the obligations of those parties. Niagara Mohawk cannot predict the success of such claims. As of December 31, 2007 and March 31, 2007, Niagara Mohawk had accrued liabilities related to its environmental obligations of $428 million and $397 million, respectively. The increase in this obligation is due to higher costs associated with site remediation than previously estimated. The high end of the range of potential liabilities at December 31, 2007, was estimated at $564 million.
NOTE D – SEGMENT INFORMATION
Segmental information is presented in accordance with management responsibilities and the economic characteristics of Niagara Mohawk’s business activities. Niagara Mohawk is primarily engaged in the business of the purchase, transmission and distribution of electricity and the purchase, distribution, sale and transportation of natural gas in New York State. Niagara Mohawk’s reportable segments are electric-transmission, electric-distribution including stranded cost recoveries associated with the divesture of Niagara Mohawk’s generating assets under deregulation, and gas-distribution. Certain information regarding Niagara Mohawk’s segments is set forth in the following tables. Corporate assets consist primarily of other property and investments, cash, restricted cash, current deferred income taxes and unamortized debt expense. General corporate expenses, property common to the various segments, and depreciation of such common properties have been fully allocated to the segments based on labor or plant, using a percentage derived from total labor or plant amounts charged directly to certain operating expense accounts or certain plant accounts.

	Electric-Distribution
	Stranded Cost			Gas-	Electric -	Total
(In thousands of dollars)	Distribution	Recoveries	Total	Distribution	Transmission	Segments

Three Months Ended:

December 31, 2007
Operating revenue	$697,145	$70,056	$767,201	$203,744	$65,309	$1,036,254
Operating income before income taxes	70,381	34,612	104,993	25,136	19,368	149,497
Depreciation and amortization	35,301	55	35,356	10,231	9,063	54,650
Amortization of stranded costs and rate plan deferrals	34,650	82,266	116,916	—	3,817	120,733

December 31, 2006
Operating revenue	$689,977	$47,662	$737,639	$205,631	$60,199	$1,003,469
Operating income before income taxes	45,409	28,908	74,317	19,722	17,907	111,946
Depreciation and amortization	34,117	28	34,145	9,866	8,764	52,775
Amortization of stranded costs and rate plan deferrals	33,999	63,984	97,983	—	746	98,729

Nine Months Ended:

December 31, 2007
Operating revenue	$2,082,949	$213,554	$2,296,503	$489,493	$200,826	$2,986,822
Operating income before income taxes	186,849	87,766	274,615	41,764	64,195	380,574
Depreciation and amortization	105,142	163	105,305	30,421	27,048	162,774
Amortization of stranded costs and rate plan deferrals	103,950	246,798	350,748	—	11,450	362,198

December 31, 2006
Operating revenue	$2,049,504	$180,489	$2,229,993	$479,466	$189,059	$2,898,518
Operating income before income taxes	186,319	106,090	292,409	41,918	67,190	401,517
Depreciation and amortization	101,616	111	101,727	29,471	26,257	157,455
Amortization of stranded costs and rate plan deferrals	101,998	191,952	293,950	—	2,238	296,188

	Electric-Distribution
	Stranded Cost			Gas-	Electric -		Total
(In thousands of dollars)	Distribution	Recoveries	Total	Distribution	Transmission	Corporate	Segments

December 31, 2007
Goodwill	$742,078	$—	$742,078	$227,874	$321,959	$—	$1,291,911
Total assets	5,965,904	1,933,877	7,899,781	2,151,376	1,704,731	40,431	11,796,319

March 31, 2007
Goodwill	$713,397	$—	$713,397	$219,468	$309,596	$—	$1,242,461
Total assets	6,167,150	2,371,781	8,538,931	1,960,316	1,637,755	29,753	12,166,755
NOTE E – CHANGES IN EQUITY ACCOUNTS
The change in the accumulated other comprehensive income (loss) account was:

	Gain			Total
	On			Accumulated
	Available-			Other
	for-Sale	Postretirement	Cash Flow	Comprehensive
(In thousands of dollars)	Securities	Liability	Hedges	Income (Loss)

March 31, 2007 balance, net of tax (1)	$1,456	$(1,269)	$(245)	$(58)
Unrealized gains on securities	(521)	—	—	(521)
Hedging activity	—	—	(23,645)	(23,645)
Amortization of postretirement benefit costs	—	83	—	83
Reclassification adjustment for losses included in net income	196	—	18,499	18,695

December 31, 2007 balance, net of tax	$1,131	$(1,186)	$(5,391)	$(5,446)

The deferred tax benefit (expense) on other comprehensive income for the following periods was:

	Nine Months Ended December 31,
(In thousands of dollars)	2007	2006

Unrealized gains on securities	$347	$(272)
Hedging activity	15,763	18,424
Amortization of postretirement benefit costs	(55)	—
Reclassification adjustment for gains included in net income	(12,463)	(9,181)

	$3,592	$8,971

(1)	The fiscal year ended March 31, 2007 accumulated other comprehensive income (loss) balance has been adjusted by a $1.3 million reduction related to the fiscal year 2007 adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” In the fiscal year 2007 Annual Report on Form 10-K, the impact of this adjustment was presented as a 2007 activity and therefore was included in comprehensive income (loss). However, it should have been reported as a direct reduction of accumulated other comprehensive income in the changes in equity accounts disclosed as an adjustment in the reporting period and excluded from comprehensive income. The March 31, 2007, accumulated other comprehensive income (loss) balance reported in the fiscal year 2007 Annual Report on Form 10-K was properly stated.

In addition to the change in accumulated other comprehensive income (loss), Niagara Mohawk recorded a $0.2 million decrease to additional paid in capital for a loss on the repurchase of shares of Niagara Mohawk’s preferred stock.
NOTE F – EMPLOYEE BENEFITS
As discussed in Niagara Mohawk’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007, Niagara Mohawk provides benefits to retirees in the form of pension and other postretirement benefits. The qualified defined benefit pension plan covers substantially all employees meeting certain minimum age and service requirements. Funding policy for the retirement plans is determined largely by Niagara Mohawk’s settlement agreements with the PSC and what is recovered in rates. However, Niagara Mohawk will contribute no less than the minimum amounts that are required under the Pension Protection Act of 2006. The pension plan’s assets primarily consist of investments in equity and debt securities. In addition, Niagara Mohawk sponsors a non-qualified plan (i.e., a plan that does not meet the criteria for tax benefits) that covers officers, certain other key employees and former non-employee directors. Niagara Mohawk provides certain health care and life insurance benefits to retired employees and their eligible dependents. These benefits are subject to minimum age and service requirements. The health care benefits include medical coverage and prescription drug coverage and are subject to certain limitations, such as deductibles and co-payments.
The benefit plans’ costs charged to Niagara Mohawk during the three-month and nine-month periods ended December 31, 2007 and 2006 include the following:

(In thousands of dollars)			Other Postretirement
For the Three Months Ended	Pension Benefits		Benefits
December 31,	2007	2006	2007	2006

Service cost	$6,213	$7,591	$4,038	$4,443
Interest cost	16,895	18,484	19,073	19,014
Expected return on plan assets	(19,406)	(17,524)	(10,990)	(11,433)
Amortization of prior service cost	799	864	3,647	3,642
Amortization of net loss	7,995	7,871	7,452	7,467

Net periodic benefit cost	$12,496	$17,286	$23,220	$23,133
Special termination benefits	1,011	—	—	—

Total expense	$13,507	$17,286	$23,220	$23,133

Settlement loss	$159	$24,221	$—	$—

(In thousands of dollars)			Other Postretirement
For the Nine Months Ended	Pension Benefits		Benefits
December 31,	2007	2006	2007	2006

Service cost	$18,638	$22,391	$12,112	$13,329
Interest cost	50,696	56,472	57,219	57,043
Expected return on plan assets	(58,218)	(53,044)	(32,967)	(34,300)
Amortization of prior service cost	2,399	2,591	10,940	10,926
Amortization of net loss	23,986	22,983	22,356	22,402

Net periodic benefit cost	$37,501	$51,393	$69,660	$69,400
Special termination benefits	2,552	—	44	—

Total expense	$40,053	$51,393	$69,704	$69,400

Settlement loss	$159	$24,221	$—	$—

Estimated contributions for this year	$378,000		$—

In connection with National Grid plc’s acquisition of KeySpan, which was completed on August 24, 2007, National Grid plc and KeySpan offered 673 non-union employees voluntary early retirement offer (VERO) packages in June 2007 in an effort to achieve necessary staff reduction through voluntary means. Of the 673 eligible employees, 549 enrolled in the VERO, including 45 of Niagara Mohawk’s employees. Employees enrolled in the early retirement program will retire between October 1, 2007 and October 1, 2010. Niagara Mohawk’s share of the cost of the VERO program is expected to be $37 million, which includes VERO costs allocated from affiliates. Niagara Mohawk recorded $3 million and $9 million of expense for the three and nine months ended December 31, 2007, respectively, for program participants who retired as of January 1, 2008. The remaining $28 million will be expensed through October 1, 2010 as the program participants retire.
NOTE G – INCOME TAXES
In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes,” an Interpretation of SFAS No. 109, “Accounting for Income Taxes.”  FIN 48 prescribes guidance to address inconsistencies among entities with the measurement and recognition in accounting for income tax positions for financial statement purposes.  Specifically, FIN 48 establishes criteria for the timing of the recognition of income tax benefits.  FIN 48 requires the financial statement recognition of an income tax benefit when Niagara Mohawk determines that it is more-likely-than-not that the tax position will be ultimately sustained.
The total amount of gross unrecognized tax benefits at March 31, 2007 was $52.5 million. Upon adoption of FIN 48 on April 1, 2007, Niagara Mohawk recorded an adjusting entry for unrecognized tax benefits totaling $71.5 million, of which $17 million had been previously recorded as a deferred tax liability. The adjusting entry also included $49.5 million that was recorded to goodwill because it related to a prior period to Niagara Mohawk’s acquisition by National Grid plc. Of the total gross unrecognized tax liability, $6.8 million would impact the effective tax rate, if recognized. In addition, Niagara Mohawk has accrued for total interest of $39.8 million, gross. During the quarter ended December 31, 2007, Niagara Mohawk recorded interest expense of $3.7 million, gross. However, upon adoption of FIN 48 there was no material effect on our operations, financial position or cash flows.
Effective as of April 1, 2007, Niagara Mohawk recognizes interest accrued related to uncertain tax positions in interest income or interest expense and related penalties if applicable in operating expenses. In prior reporting periods, Niagara Mohawk recognized such accrued interest and penalties in income tax expense. No penalties were recognized during the nine months ended December 31, 2007.
As of December 31, 2007, the Internal Revenue Service (IRS) completed its audit for the fiscal years ending March 31, 2003 and March 31, 2004. As a result, Niagara Mohawk expects to pay $2 million of the total gross unrecognized tax benefits. Certain adjustments proposed by the IRS are being appealed to the IRS Office of Appeals but Niagara Mohawk does not expect resolution within the next twelve months. The IRS is currently auditing the federal consolidated income tax returns, which include Niagara Mohawk for March 31, 2005 through March 31, 2007. Also, New York State is currently auditing Niagara Mohawk for the fiscal years ending March 31, 2003 through March 31, 2005.
On April 9, 2007, New York State enacted its 2007 — 2008 budget, which included amendments to the state income tax. Those amendments include a reduction in the corporate net income tax rate to 7.1% from 7.5%, and the adoption of a single sales factor for apportioning taxable income to New York State. Both amendments are effective January 1, 2007. Niagara Mohawk has evaluated the effects of the amendments and believes that the amendments will not have a material effect on its financial position, cash flows or results of operation.
NOTE H – PREFERRED STOCK
In December 2007, Niagara Mohawk redeemed 122,073 shares of its preferred stock for $12.5 million.
NOTE I – SUBSEQUENT EVENT
On January 25, 2008, the Board of Directors declared a cash dividend of $0.3 million payable to preferred stockholders on March 31, 2008.

On January 31, 2008, Moody’s Investors Service said it has changed the outlook for National Grid plc and its subsidiaries, including Niagara Mohawk, to negative from stable following National Grid plc’s announcement that it will increase its dividend for 2007-08 by 15%.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FORWARD-LOOKING INFORMATION
This report and other presentations made by Niagara Mohawk Power Corporation (Niagara Mohawk) contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Throughout this report, forward-looking statements can be identified by the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projected,” “believe,” “hopes,” or similar expressions. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:
(a)	the impact of further electric and gas industry restructuring;

(b)	changes in general economic conditions in New York;

(c)	federal and state regulatory developments and changes in law, including those governing municipalization and exit fees;

(d)	changes in accounting rules and interpretations, which may have an adverse impact on Niagara Mohawk’s statements of financial position, reported earnings and cash flows;

(e)	timing and adequacy of rate relief;

(f)	failure to achieve reductions in costs or to achieve operational efficiencies;

(g)	failure to retain key management;

(h)	adverse changes in electric load;

(i)	acts of terrorism;

(j)	unseasonable weather, climatic changes or unexpected changes in historical weather patterns; and

(k)	failure to recover costs currently deferred under the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation,” as amended, and the Merger Rate Plan (MRP) in effect with the New York State Public Service Commission (PSC).
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, Niagara Mohawk does not undertake any obligation to revise any statements in this report to reflect events or circumstances after the date of this report.
The Business:
Niagara Mohawk’s primary business driver is the electric long-term rate plan with state regulators through which Niagara Mohawk can earn and retain certain amounts in excess of traditional regulatory allowed returns. The plan provides incentive returns and shared savings allowances, which allows Niagara Mohawk an opportunity to benefit from efficiency gains identified within operations. Other main business drivers for Niagara Mohawk include the ability to streamline operations, enhance reliability and generate funds for investment in Niagara Mohawk’s infrastructure.
CRITICAL ACCOUNTING POLICIES
Certain critical accounting policies are based on assumptions and conditions that, if changed, could have a material effect on the financial condition, results of operations and liquidity of Niagara Mohawk. See Niagara Mohawk’s Annual Report on Form 10-K for the period ended March 31, 2007, Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — “Critical Accounting Policies” for a detailed discussion of these policies.

RESULTS OF OPERATIONS
EARNINGS
Net income increased by $26 million for the three months ended December 31, 2007 and decreased by $7 million for the nine months ended December 31, 2007, compared to the same periods in the prior fiscal year. The increase in the three months ended December 31, 2007 is primarily due to a decrease in other operation and maintenance expenses as a result of a pension settlement loss and higher storm costs in the prior year, partially offset by the increase in income taxes due to higher taxable income. The decrease in the nine months ended December 31, 2007 was primarily due to increased bad debt expense and increased consultants and contractors expenses. See the following discussions of revenues and operating expenses for more detailed explanation.
REVENUES
Electric
Niagara Mohawk’s electricity business encompasses the transmission and distribution of electricity including the recovery of stranded costs. Rates are based on historical or forecasted costs, and Niagara Mohawk earns a return on its assets, including a return on the stranded costs associated with the divestiture of Niagara Mohawk’s generating assets under deregulation. Since the start of electricity deregulation in the state of New York, retail electric customers have been migrating to competitive suppliers for their electric commodity requirements. Commodity costs are passed through directly to customers.
Electric revenue includes:
•	Retail sales — delivery charges and recovery of purchased power costs from customers who purchase their electric supply from Niagara Mohawk.

•	Delivery only sales – charges for only the delivery of electricity for customers who purchase their power from competitive electricity suppliers.

•	Sales for resale – sales of excess electricity to the New York Independent System Operator at the market price of electricity. Any gains or losses on sales for resale are passed through directly to customers.
Gas
Niagara Mohawk is also a gas distribution company that services customers in cities and towns in central and eastern New York. Niagara Mohawk’s gas rate plan allows it to recover all gas commodity costs (i.e., the purchasing, interstate transportation and storage of gas for sale to customers) from customers (similar to the recovery of purchased electricity).
Gas revenue includes:
•	Retail sales – charges for the distribution (transportation) and the purchase of gas commodity to customers who purchase their gas supply from Niagara Mohawk.

•	Transportation revenue – charges for the transportation of gas to customers who purchase their gas commodity from other suppliers.

•	Off-System wholesale sales – wholesale sales of gas commodity to entities that are not distribution system customers and not retail gas users.
Electric revenues increased $35 million and $78 million during the three and nine months ended December 31, 2007, respectively, compared to the same periods in the prior fiscal year. The increase for the three months ended December 31, 2007 was primarily due to an increase in the cost of electricity which was passed on to customers of $15 million and an increase in sales volumes of $5 million (2.5% kWh) due to colder weather in the current fiscal year compared to the prior fiscal year. Also contributing to the increase was an increase of $17 million from the recovery of the MRP deferral account. In fiscal 2007, Niagara Mohawk implemented a $100 million rate increase during the nine month period ended December 31, 2006 to recover MRP deferrals. Niagara Mohawk implemented a second rate increase of $100 million effective January 1, 2007 resulting in total recovery for calendar year 2007 of $200 million. In addition, electric revenues increased $5 million due to higher stranded cost revenues reflecting recovery that will continue to occur unevenly at levels that increase over the ten-year term of the plan ending on December 31, 2011. MRP deferral and stranded cost recoveries do not impact net income since Niagara Mohawk recognizes an equal and offsetting amount of amortization expense. These increases were partially offset by a $5 million decrease in the return on stranded costs and a $3 million decrease due to lost revenues as agreed to with the PSC per the Stipulation filed with the Commission on March 23, 2007 (see Niagara Mohawk’s Annual Report on Form 10-K for the year ended March 31, 2007).

The increase for the nine months ended December 31, 2007 was primarily due to a $50 million increase in the recovery of the MRP deferral account discussed above and an increase in the cost of electricity that was passed on to customers of $9 million and an increase in sales volumes of $8 million (1.2% kWh). Also contributing to the increase was a $16 million increase in stranded cost revenues reflecting recovery that will continue to occur unevenly at levels that increase over the ten-year term of the plan ending on December 31, 2011. In addition, electric revenue increased by $6 million due to deferral account adjustments required by the Stipulation (see Note B – Rate and Regulatory Issues) made during this fiscal year with no comparable adjustment in the prior fiscal year and increased recovery of energy management assessment costs of $5 million (see operating expenses for a full description of energy management assessments). The sales volume increase was primarily a result of colder weather in the current fiscal year compared to the prior fiscal year. These increases were partially offset by a $15 million decrease in the return on stranded costs and a $6 million decrease due to lost revenues as agreed to with the PSC per the Stipulation filed with the Commission on March 23, 2007.
Gas revenues decreased by $2 million for the three months ended December 31, 2007 and increased by $10 million for the nine months ended December 31, 2007, compared to the same periods in the prior fiscal year. The decrease for the three months ended December 31, 2007 was due to lower commodity prices passed through to customers, a decrease in weather normalized use per customer, offset by an increase in margins related to gas sold off-system. The increase for the nine months ended December 31, 2007 was due to higher commodity costs passed through to customers, an increased number of customers as well as increases in margins related to gas sold off-system, offset by a decrease in weather normalized use per customer. The table below details the components of the fluctuations:

Change in Gas Revenues
Periods Ended December 31, 2007
	Three	Nine
(In millions of dollars)	Months	Months

Cost of purchased gas	$(1)	$9
Delivery revenue	(1)	1

Total	$(2)	$10

The volume of gas sold for the three months ended December 31, 2007, excluding transportation of customer-owned gas, was approximately 1.2% higher than the volume in the prior fiscal year. Usage for the three months ended December 31, 2007, adjusted for normal weather, was 8.5% lower than the weather normalized volume in the prior fiscal year.
The volume of gas sold for the nine months ended December 31, 2007, excluding transportation of customer-owned gas, increased 1.4 million Dth or 5.2%, compared to the same period in the prior fiscal year. The increase for the nine months ended December 31, 2007 is due to colder weather compared to the same period in the prior fiscal year. Usage for the nine months ending December 31, 2007, adjusted for normal weather decreased approximately 1.2 million Dth or 4.4%.
OPERATING EXPENSES
Purchased electricity expenses do not affect electric margin or net income because Niagara Mohawk’s rate plan allows full recovery from customers. Purchased electricity increased by $15 million and $9 million during the three and nine months ended December 31, 2007, respectively, compared to the same periods in the prior fiscal year. Of the $15 million increase in purchased electricity for the three month period, approximately $12 million of the increase was contributed by increase in the price of power and approximately $3 million was contributed by increased volume. The increase in the volume of electricity purchased of 44 million kWh, or 0.8% was primarily due to colder weather in the current fiscal year compared to the same period in the prior fiscal year. Of the $9 million increase in purchased electricity for the nine month period, approximately $24 million was due to higher price of power that was partially offset by $15 million of decreased volume. The decrease in the volume of electricity purchased of 246 million kWh, or 1.5% was primarily caused by the migration of customers to competitive suppliers.

Purchased gas expenses do not affect gas margin because Niagara Mohawk’s rate plan allows full recovery from customers. Purchased gas decreased $1 million for the three months ended December 31, 2007 and increased $9 million for the nine months ended December 31, 2007, compared to the same periods in the prior fiscal year. Contributing to the decrease of $1 million in the three months ended December 31, 2007 is a decrease in gas prices of $2 million, partially offset by an increase in gas volumes of $1 million. Contributing to the increase of $9 million for the nine months ended December 31, 2007 was an increase of $12 million in gas volumes, partially offset by a decrease of $3 million in gas commodity prices.
Other operation and maintenance expense decreased $44 million for the three months ended December 31, 2007 and increased $23 million for the nine months ended December 31, 2007 compared to the same periods in the prior fiscal year. The table below details the components of the fluctuations.

Periods Ended December 31, 2007
	Three	Nine
(In millions of dollars)	Months	Months

VERO	$3	$9
Pension settlement loss	(24)	(24)
Bad debt expense	(2)	15
Service quality penalties	(8)	4
Consultants and contractors	6	18
Energy management assessments	1	5
Storm costs	(12)	(4)
Workers’ compensation expense	(2)	(3)
Other	(6)	3

Total	$(44)	$23

In connection with National Grid plc’s acquisition of KeySpan, which was completed on August 24, 2007, National Grid plc and KeySpan offered 673 non-union employees VERO packages in June 2007 in an effort to achieve necessary staff reduction through voluntary means. Of the 673 eligible employees, 549 enrolled in the VERO, including 45 of Niagara Mohawk’s employees. Employees enrolled in the early retirement program will retire between October 1, 2007 and October 1, 2010. Niagara Mohawk’s share of the cost of the VERO program is expected to be $37 million, which includes VERO costs allocated from affiliates. Niagara Mohawk recorded $3 million and $9 million of expense for the three and nine months ended December 31, 2007, respectively, for program participants who retired as of January 1, 2008. The remaining $28 million will be expensed through October 1, 2010 as the program participants retire.
Niagara Mohawk recorded a pension settlement loss of $24 million in the third quarter of the prior fiscal year associated with pension payouts with no comparable adjustment in the current year.
Bad debt expense decreased for the three months ended December 31, 2007 and increased for the nine months ended December 31, 2007 compared to the same periods in prior years. The increase in the nine months ended December 31, 2007 was due to reserve changes driven by higher levels of older aged receivables.
Service quality penalties have increased during the nine months ended December 31, 2007 compared to the same period in the prior fiscal year due to the accrual of potential penalties associated with failing to achieve electric reliability measures. The decrease for the three months ended December 31, 2007 is due to the timing of recording the penalties. In fiscal year 2007, penalties were recorded in the third quarter, while penalties were recorded during the second quarter of the current fiscal year. Service quality penalties are described in Note B – Rate and Regulatory Issues.
Consultants and contractors costs increased primarily due to increased tree trimming costs associated with Niagara Mohawk’s reliability improvement program. In addition, Niagara Mohawk has been utilizing external vendors due to merger integration initiatives.

Energy management assessments represent amounts assessed by the New York State Energy Research Development Agency for state-wide renewable energy initiatives and electric system benefit programs. Any increases or decreases in these assessments result in an offsetting adjustment to revenues.
Niagara Mohawk is allowed to recover from customers the costs of major storms in which the costs and (or) number of customers affected exceed certain specific thresholds. Non-recoverable storm costs are composed of: (1) the first $8 million of costs, cumulatively, associated with major storms, and (2) the costs of each storm thereafter that do not qualify as a major storm as defined in Niagara Mohawk’s rate plan. The decrease in storm costs in the current year compared to prior year was due to a storm in October 2006, where Niagara Mohawk suffered the most significant storm damage it had experienced in western New York since Niagara Mohawk began serving the area more than 100 years ago, and a decrease in non-major storm costs.
Workers’ compensation expense has decreased for the three and nine months ended December 31, 2007 compared to the same periods in the prior fiscal year due to a reduction in the frequency and severity of claims as well as older claims reaching financial maturity.
Amortization of stranded costs and rate plan deferrals increased $22 million and $66 million during the three and nine months ended December 31, 2007, respectively, compared to the same periods in the prior fiscal year. These increases are primarily due to increased MRP deferral recoveries of $17 million and $50 million for the three and nine months ended December 31, 2007, respectively, and increased stranded cost revenues as described in the electric revenue section of $5 million and $16 million for the three and nine months ended December 31, 2007, respectively. Under the MRP, the stranded cost regulatory asset is amortized unevenly at levels that increase over the ten-year term of the plan ending on December 31, 2011. The change in the amortization of stranded costs and deferral account balance is included in Niagara Mohawk’s revenues and does not impact net income.
Income taxes increased $17 million for the three months ended December 31, 2007 and decreased $6 million for the nine months ended December 31, 2007 compared to the same periods in the prior fiscal year. The increase in the three months ended December 31, 2007 was primarily due to higher book pretax income and the decrease in the nine months ended December 31, 2007 was primarily due to lower book pretax income.
NON-OPERATING EXPENSES
Interest charges decreased $7 million and $8 million for the three and nine months ended December 31, 2007, respectively, compared to the same periods in the prior fiscal year. Interest on debt decreased for the three and nine months ended December 31, 2007 due to debt maturities during fiscal year 2008. This decrease was partially offset for the nine months ended December 31, 2007 by other interest, which increased due to the adoption of FIN 48 during fiscal 2008 (see Note G-Income Taxes) and interest associated with a recent order from the FERC related to certain transmission interconnection contracts.
LIQUIDITY AND CAPITAL RESOURCES
Short-term liquidity:
At December 31, 2007, Niagara Mohawk’s principal sources of liquidity included cash and cash equivalents of $23 million and accounts receivable of $575 million. Niagara Mohawk has a negative working capital balance of $617 million primarily due to short-term debt due to affiliates of $422 million and the current portion of long-term debt of $600 million. As discussed below, Niagara Mohawk believes it has sufficient cash flow and borrowing capacity to fund such deficits as necessary in the near term and to cover its debt requirements.
Net cash provided by operating activities was $482 million for the nine months ended December 31, 2007.
The primary activities affecting operating activities are:
•	depreciation and amortization of $163 million.
•	amortization of stranded costs and rate plan deferrals of $362 million in accordance with the MRP.
•	decrease in accounts receivable of $95 million.
These increases were partially offset by:
•	increase in materials and supplies of $81 million primarily due to a higher level of gas storage.
•	increase in regulatory assets of $104 million.

•	decrease in accrued interest and taxes of $45 million, primarily due to the timing of the municipal taxes due to the State of New York.
Net cash used in investing activities was $288 million for the nine months ended December 31, 2007 compared to $294 million during the same period in the prior fiscal year. This was primarily a result of an increase in restricted cash of $19 million at December 31, 2007 compared to an increase in restricted cash of $47 million at December 31, 2006. This was partially offset by a decrease in other investing activities of $0.8 million at December 31, 2007 compared to an increase of $16 million at December 31, 2006.
Net cash used in financing activities was $187 million for the nine months ended December 31, 2007 compared with $167 million during the same period in the prior fiscal year. The increased use in financing activities was primarily due to lower borrowings of short-term debt from affiliates for both periods. Also contributing to the increase was a redemption of preferred stock of $12 million at December 31, 2007 with no comparable repurchase in December 31, 2006. This increase was partially offset by lower debt repayment of $200 million at December 31, 2007 compared to $275 million at December 31, 2006.
Long-term liquidity:
Niagara Mohawk’s total capital requirements consist of amounts for its construction program, working capital needs and maturing debt issues. See Niagara Mohawk’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007, Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — “Liquidity and Capital Resources” for further information on long-term commitments.